TOWER ONE WIRELESS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended

June 30, 2020 (Unaudited)

and 2019 (Audited)

(Expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by management of the Company. Management have compiled the condensed consolidated interim statement of financial position of Tower One Wireless Corp. as at June 30, 2020, the condensed consolidated interim statements of comprehensive loss for the three and six months ended June 30, 2020 and full year 2019, the condensed consolidated interim statement of changes in equity as at June 30, 2020 and full year 2019, and the condensed consolidated interim statement of cash flows for the six months ended June 30, 2020 and June 30, 2019. The Company's independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the June 30, 2020 condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

TOWER ONE WIRELESS CORP.

Consolidated Statements of Financial Position

As at June 30, 2020 and 2019

(Expressed in Canadian Dollars)

	Note	June 30, 2020	December 31, 2019
		(Unaudited)	(Audited)
		$	$
ASSETS
Current Assets
Cash		256,976	56,629
Amounts receivable		1,513,779	1,808,397
Prepaid expenses and deposits		277,764	234,091
Unbilled revenues		-	109,064
Assets held for sale	13	-	751,726
		2,048,520	2,959,907

Intangible assets	10	1,492,152	1,602,728
Right-of-use assets	12	2,285,421	2,706,368
Inventory		3,474	-
Property and equipment	11	5,481,406	8,732,046
Total Assets		11,310,973	16,001,049

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities		3,532,067	4,035,983
Income tax payable		349,608	380,863
Interest payable		593,371	357,913
Deferred revenue		211,484	443,500
Customer deposits	20	6,018,686	8,526,085
Current portion of lease liabilities	12	109,283	206,079
Convertible debentures	14	-	745,000
Loans payable	15	1,074,472	1,263,055
Loans from related parties	17	4,380,352	4,060,187
		16,269,323	20,018,665

Long-term portion of lease liabilities	12	2,242,568	2,497,050
Bonds payable	16	1,787,351	1,787,351
Total Liabilities		20,299,242	24,303,066

Shareholders' Deficiency
Share capital	18	16,876,382	16,876,382
Share subscriptions		(30,000)	(30,000)
Contributed surplus		2,303,721	2,303,721
Non-controlling interest	9	(3,862,489)	(3,357,287)
Deficit		(24,095,809)	(23,585,459)
Accumulated other comprehensive loss		(180,074)	(509,374)
Total Shareholders' Deficiency		(8,988,269)	(8,302,017)
Total Equity and Liabilities		11,310,973	16,001,049

Approved on behalf of the Board of Directors:

"Alejandro Ochoa"	"Robert Nicholas Peter Horsley"

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

		Three months ended		Six months ended
	Note	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
		$	$	$	$
Revenues	22	4,150,141	266,724	6,784,927	4,757,709
Cost of sales		2,901,692	600,417	3,879,616	2,569,557
		1,248,449	(333,693)	2,905,311	2,188,152
Expenses
Advertising and promotion		1,206	-	4,351	-
Amortization	10, 11, 12	345,539	168,253	688,122	240,040
Bad debts		(5,400)	-	(5,400)	-
Bank Charges		-	11,162	-	23,754
Insurance		-	22,638	-	48,627
Interest, financing charges and accretion		312,447	647,347	654,753	1,045,915
Office and miscellaneous		88,059	18,512	326,451	538,796
Permits and licenses		-	2,705	-	4,034
Professional fees and consulting		177,803	(273,975)	270,625	157,285
Travel		50,700	18,175	64,526	100,127
Foreign Exchange		1,079,367	-	1,007,904	-
Salaries & Wages	17	540,100	900,747	1,112,697	1,049,196
		2,589,821	1,515,564	4,124,029	3,207,774

Loss before other items		(1,341,372)	(1,849,257)	(1,218,718)	(1,019,622)
Other items
Other Income/Expense		-	(1,343,717)	-	(1,451,882)
Impairment	8, 11	(30,365)	-	(29,994)	-
Gain on net monetary position	4	-	594,007	88,147	1,174,521
		(30,365)	(749,711)	58,153	(277,361)
Net loss before income taxes		(1,371,737)	(2,598,967)	(1,160,565)	(1,296,983)
Current income tax expense		-	-	-	-
Deferred income tax recovery		-	-	-	-
Net loss		(1,371,737)	(2,598,967)	(1,160,565)	(1,296,983)
Other comprehensive loss:
Item that will not be reclassified to profit or loss
Foreign exchange translation adjustment		639,644	3,217	474,313	3,217
Comprehensive loss		(732,092)	(2,595,750)	(686,252)	(1,293,766)
Net loss attributable to:
Shareholders of the Company		(1,052,337)	(2,073,654)	(510,350)	(771,671)
Non-controlling interest		(319,400)	(525,312)	(650,215)	(525,312)
Net loss		(1,371,737)	(2,598,967)	(1,160,565)	(1,296,983)

Other comprehensive loss attributable to:
Shareholders of the Company		438,520	(2,898)	329,300	(2,898)
Non-controlling interest		201,124	(319)	145,013	(319)
Other comprehensive loss		639,644	(3,217)	474,313	(3,217)

Loss per common share - basic and diluted		(0.01)	(0.03)	(0.01)	(0.01)
Weighted average common shares outstanding		94,103,732	93,389,446	94,103,732	93,389,446

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.

Consolidated Statement of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Receivable	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Equity Shareholders of the Company	Non- controlling Interest	Total
		$		$	$	$	$	$	$
Balance, December 31, 2016	10,000	4,300	-	-	(313,155)	(9,179)	(318,034)	-	(318,034)

Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued to Rojo	500,000	175,000	-	-	-	-	175,000	-	175,000
Share issued for acquisition of Evolution	1,500,000	480,000	-	-	-	-	480,000	-	480,000
Acquisition of Evolution	-	-	-	-	-	-	-	509,524	509,524
Shares issued for services	1,000,000	340,000	-	-	-	-	340,000	-	340,000
Shares issued for cash, net	15,484,912	2,092,651	-	142,319	-	-	2,234,970	-	2,234,970
Share subscriptions received	-	-	170,000	-	-	-	170,000	-	170,000
Share-based compensation	-	-	-	3,917,778	-	-	3,917,778	-	3,917,778
Exercise of warrants	3,774,466	1,132,340	-	-	-	-	1,132,340	-	1,132,340
Exercise of stock options	11,130,435	5,401,212	-	(2,715,213)	-	-	2,685,999	-	2,685,999
Net loss	-	-	-	-	(9,583,550)	-	(9,583,550)	(280,127)	(9,863,677)
Other comprehensive loss	-	-	-	-	-	(18,120)	(18,120)	(41,241)	(59,361)
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.

Consolidated Statement of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of stock options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issued for subscriptions received	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for acquisition of Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair value of warrants issued for bond issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net loss	-	-	-	-	(9,112,971)	-	(9,112,971)	(18,314)	(9,131,285)
Other comprehensive loss	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance, December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,462	(19,009,676)	(354,227)	(428,059)	162,471	(265,588)
Warrants issued	-	-	-	608,440	-	-	608,440	-	608,440
Obligation to issue warrants	-	-	-	180,714	-	-	180,714	-	180,714
Extinguishment of convertible debenture	-	-	-	(574,895)	-	-	(574,895)	-	(574,895)
Adjustment on acquisition of controlled subsidiary (note 6)	-	-	-	-	(106,990)	-	(106,990)	869	(106,121)
Adjustment on disposition of controlled subsidiary (note 6)	-	-	-	-	508,444	-	508,444	(178,047)	330,397
Net loss	-	-	-	-	(4,977,237)	-	(4,977,237)	(3,170,031)	(8,147,268)
Other comprehensive loss	-	-	-	-	-	(155,147)	(155,147)	(172,549)	(327,696)
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)

TOWER ONE WIRELESS CORP.

Consolidated Statement of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)
Net loss	-	-	-	-	541,987	-	541,987	(330,815)	211,172
Other comprehensive loss	-	-	-	-	-	(109,220)	(109,220)	(56,111)	(165,331)
Balance, March 31, 2020	93,389,446	16,876,382	(30,000)	2,303,721	(23,043,472)	(618,594)	(4,511,963)	(3,744,213)	(8,256,177)
Shares Issued	714,286
Net loss	-	-	-	-	(1,052,337)	-	(1,052,337)	(319,400)	(1,371,737)
Other comprehensive loss	-	-	-	-	-	438,520	438,520	201,124	639,644
Balance, June 30, 2020	94,103,732	16,876,382	(30,000)	2,303,721	(24,095,809)	(180,074)	(5,125,780)	(3,862,489)	(8,988,269)

TOWER ONE WIRELESS CORP.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Six months ended
	June 30, 2020	June 30, 2019
	$	$
Cash flows from operating activities
Net loss from continuing operations	(1,160,561)	(1,293,768)
Item not affection cash:
Amortization	688,122	240,040
Foreign exchange	1,007,902	-
Gain on net monetary position	(88,147)	-
Other non cash effect	(414,521)	(66,224)
Impairment	(38,276)	-

Changes in non-cash working capital items (Note 23)	(1,767,576)	1,256,156
Cash provided by (used in) operating activities	(1,773,058)	136,204

Cash flows from investing activities
IFRS16	306,703	-
Addition of property and equipment	2,280,119	(1,993,444)
Cash provided by (used in) investing activities	2,586,822	(1,993,444)

Cash flows from financing activities
Repayment of convertible debts	(745,000)	-
Repayment of loans	(425,256)	472,138
Loans from related parties	556,838	1,087,356
Cash provided by (used in) financing activities	(613,418)	1,559,494
Foreign exchange on cash	-	-

Change in cash	200,347	(297,746)
Cash, beginning	56,629	346,071

Cash, ending	256,976	48,325

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications structures. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. A long-term site lease is in hand with a tenant prior to undergoing construction.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange ("CSE") and commenced trading on November 16, 2011. The Company's registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the "Agreement") with Tower Three SAS ("Tower Three") and the shareholders of Tower Three. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the "Acquisition"). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer (Note 5).

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company's assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At June 30, 2020, the Company had a working capital deficiency of $14,220,803 (2019 - $17,058,758) and an accumulated deficit of $24,095,809 (2019 - $23,585,459) which has been funded primarily by advances from customers related to the development deals in Mexico and Colombia in addition to the profit generated by the sales of towers in Argentina and in Mexico. Ongoing operations of the Company are dependent upon the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 15, 2020.

Effective January 1, 2019, the Company adopted IFRS 16 Leases ("IFRS 16"). IFRS 16 was adopted retrospectively with no restatement of comparative periods, as permitted by the transition provisions of the standard (Note 3).

(b) Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements include the accounts of the following entities as at June 30, 2020:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	Argentina Peso
Tower Three SAS ("Tower Three")	Colombia	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	Argentina Peso
Innervision SAS ("Innervision")	Colombia	100%	Colombian Peso
Evolution Technology SA ("Evolution")	Argentina	65%	Argentina Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	US dollar
Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken")	Mexico	90%	Mexican Peso

These consolidated financial statements include the accounts of the Company and the following subsidiaries as at December 31, 2019:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	Argentina Peso
Tower Three SAS ("Tower Three")	Colombia	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	Argentina Peso
Innervision SAS ("Innervision")	Colombia	100%	Colombian Peso
Evolution Technology SA ("Evolution")	Argentina	65%	Argentina Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	US dollar
Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken")	Mexico	90%	Mexican Peso

All significant inter-company balances and transactions have been eliminated on consolidation. Subsidiaries are entities controlled by the Company. Control is based on whether an investor has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of returns. Non-controlling interests in the net assets are identified separately from the Company's deficiency. The non-controlling interest consists of the non-controlling interest as at the date of the original acquisition plus the noncontrolling interest's share of changes in equity or deficiency since the date of acquisition.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates include the following:

(i) Intangible Assets - useful lives

The Company records intangible assets purchased in a business combination at their fair value. Determining fair value requires management to use estimates that could be material. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 18. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(iii) Property and Equipment - useful lives

Amortization is recorded on a declining balance basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

 The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in similar economic environment.

(v) Allowance for credit losses

 The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At June 30, 2020, the Company has an allowance for doubtful accounts of $129,101 (2019 - $179,868).

(vi) Discount rate used for convertible debentures

The carrying value of the convertible debentures is subject to management's estimates in determining an appropriate discount rate based on similar instruments with no conversion features.

 (vii) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

 (viii) Fair value of assets acquired in a business combination

The determination of fair value of assets acquired requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of the assets acquired require judgment and include estimates of future cash flows.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company's ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

(iii) Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities' activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

(iv) Intangible Assets - impairment

The application of the Company's accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(v) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(vi) Asset held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected timeframe of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

(vii) Property and Equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset's value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(viii) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(ix) Application of IFRS 16

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(x) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the amended terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company's common shares at their average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company's leasing revenue is derived from lease arrangements to obtain rights to use the Company's equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in property and equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

The Company earns revenue from tower sales. Tower sales revenue is recognized when the control over goods is transferred to the customer. As such, the revenue is recognized after: the contract is identified; performance obligations are identified; the transaction price is determined; the transaction price is allocated to the various performance obligations (if multiple performance obligations are identified); and ultimately, once the performance obligation is satisfied.

The Company also earns revenues from installation, technical and maintenance services. Unbilled revenues represents services performed but not yet billed.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i. Assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of the statement of financial position;

ii. Income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions; and

iii. All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

For the period ended June 30, 2020, an unrealized foreign exchange translation loss of $639,644(for the period ended June 30 2019 - $3,217) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentina Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i. All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the statement of financial position, except that

ii. When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

Property and equipment

Property and equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent cellular towers owned by the Company. The towers are operated at various sites and under contractual license agreements.

  Amortization of the towers is calculated on the declining-balance basis over the agreement or lease terms
  Furniture and equipment - between 10% and 33.3% declining balance

Costs of assets in the course of construction are capitalized as construction in progress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset's residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible assets

Intangible assets consist of master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are tested annually for impairment. Any impairment of intangible assets is recognized in the consolidated statement of comprehensive loss but increases in intangible asset values are not recognized.

Amortization expense for intangible assets is calculated on the straight-line basis over its estimated useful life. Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets' useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company's intangible assets, consisting of master lease agreements, is estimated to be 10 years.

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU's exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU's is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU's is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Share-based compensation

Share-based compensation to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from contributed surplus. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

  Those to be measured subsequently at fair value (either through Other Comprehensive Income ("OCI"), or through profit or loss), and
  Those to be measured at amortized cost.

The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of financial assets depends on their classification.

  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.
  Fair value through OCI ("FVOCI"): A financial asset measured at FVOCI is measured at fair value with changes in fair value included as "financial asset at fair value through other comprehensive income" in other comprehensive income. Accumulated gains or losses recognized through other comprehensive income remain in OCI when the financial instrument is derecognized or its fair value substantially decreases.
  Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss in which it arises.

The Company has classified its cash, amounts receivables and other receivable as FVTPL.

Financial liabilities

The Company classifies its financial liabilities into the following categories:

  Financial liabilities at FVTPL; and
  Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

  the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and
  the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its bank indebtedness, accounts payable and accrued liabilities, interest payable, convertible debentures, loans payable, loans from related parties, customer deposits, bonds payable and lease liability as amortized cost.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (Continued)

Convertible debentures

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument's maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. When the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in the profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the convertible notes using the effective interest method.

Substantial modification of convertible debentures

Modification is deemed to be substantial if the net present value of the cash flows under the modified terms, including any fees paid or received, is a least 10 percent different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate of the liability prior to the modification. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The consideration paid, represented by the fair value of the modified convertible debentures are allocated to the liability and equity components of the original convertible debentures at the date of the extinguishment. The method used in allocating the consideration paid and transaction costs to the separate components of the original convertible debentures is consistent with that used in the original allocation to the separate components of the original convertible debentures of the proceeds received by the Company when the original convertible debentures were issued.

Once the allocation of the consideration is made, any resulting gain or loss is treated as follows:

  the amount of gain or loss relating to the original liability component is recognized in profit or loss; and
  the amount of consideration relating to the original equity component is recognized in equity in contributed surplus. The amount recognized in convertible debentures equity reserve attributable to the extinguished convertible debentures is also transferred to contributed surplus.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On January 1, 2019, the Company adopted the following accounting pronouncements retrospectively with no restatement of comparative periods:

IFRS 16 Leases

The following is the new accounting policy for leases under IFRS 16.

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option;

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early; and

• restoration costs that will incur at the end of the lease term.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss the in the period in which they are incurred.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IFRS 16 Leases (Continued)

The ROU assets are presented within "Right-of-use assets" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17 Leases, and IFRIC 4 Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company applied the exemption not to recognize ROU assets and lease liabilities for leases with less than 12 months of lease term and leases for low-value assets when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

The Company has land leases for its towers built on them and is classified as operating leases under IAS 17. Upon transition to IFRS 16, these lease liabilities were measured at the present value of the remaining lease payments and discounted using an incremental borrowing rate of 15% for Tower 3 and Mexmaken, and 35% for Evolution as of January 1, 2019. As a result, the Company, as a lessee, has recognized $1,374,800 as a lease liability, representing its obligation to make lease payments. A ROU asset of the same amount was recognized as a Right-of-use Asset, representing its right to use the underlying asset.

The following table summarizes the difference between the operating lease commitments disclosed immediately preceding the date of initial application and lease liability recognized on the consolidated statements of financial position at the date of initial application:

Operating lease liability as at December 31, 2018	$3,657,296
Effect of discounting at incremental borrowing rate	(2,282,496)
Lease liability recognized as of January 1, 2019	$1,374,800

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

4. HYPERINFLATION

In July 2018, the Argentine three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100%. As a result, in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies ("IAS 29") Argentina was considered a hyperinflationary economy, effective July 1, 2018. Accordingly, the presentation of the Company's consolidated financial statements includes adjustments and reclassifications for the changes in the general purchasing power of the Argentine peso.

On the application of IAS 29, the Company used the conversion coefficient derived from the combination of the "IPC Nacional and the IPIM" (the national consumer price index and the national wholesale price index) published by the National Statistics and Census Institution in Argentina. Furthermore, a formal resolution (number 539/018) from de "FACPCE" (Federación Argentina de Consejos Profesionales de Ciencias Económicas) was issued and has been followed in the calculations.

As the consolidated financial statements of the Company have been previously presented in Canadian dollars, a stable currency, the comparative period amounts do not require restatement.

The level of the IPC at June 30, 2020 was 321.99 (2019 - 283.44), which represents an increase of 13.6% over the IPC at December 31, 2019.

Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as at June 30, 2020. Non-monetary assets, liabilities, equity, and expenses (items that are not already expressed in terms of the monetary unit as at June 30, 2020) are restated by applying the index at the end of the reporting period. The effect of inflation on the Argentine subsidiary's net monetary position is included in the consolidated statements of loss as a gain on net monetary position.

The application of IAS 29 results in the adjustment for the loss of purchasing power of the Argentine peso recorded in the consolidated statements of comprehensive loss. In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power, which results in a loss on the net monetary position. This loss/gain is derived as the difference resulting from the restatement of non-monetary assets, liabilities and equity.

As per IAS 21, The Effects of Changes in Foreign Exchange Rates, all amounts (i.e. assets, liabilities, equity and expenses) are translated at the closing foreign exchange rate at the date of the most recent consolidated statement of financial position, except that comparative amounts are not adjusted for subsequent changes in the price level or subsequent changes in exchange rates. Similarly, in the period during which the functional currency of a foreign subsidiary becomes hyperinflationary and applies IAS 29 for the first time, the parent's consolidated financial statements for the comparative period are not restated for the effects of hyperinflation.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

5. REVERSE ACQUISITION AND LISTING EXPENSE

On January 12, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share-based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

The Company is deemed to have issued 6,735,885 common shares of Tower Three at $0.15 per common share for a fair value of $1,010,383, which is included as consideration to the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement. The fair value of all the consideration given and charged to listing expense was comprised of:

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383

Identifiable net obligations assumed:
Cash and cash equivalent	1,378,183
Subscriptions received for private placement	(1,602,257)
Other assets	230,097
Liabilities	(139,807)
Total	(133,784)
Total listing expense	1,144,167

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

6. TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. ("TCTS") to acquire 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company committed to operate the business and manage its financial affairs. No cash consideration or equity instruments were issued on this acquisition. The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs. As such, the Company has applied the acquisition method of accounting.

The following table presents assets and liabilities based on their estimated fair values, which is the same as the carrying values, at the date of the acquisition of 70% ownership interests:

$
Liabilities assumed:
Bank indebtedness	(52,042)
Accounts payable	(5,201)
Due to related parties	(127,655)
Net liabilities of TCTS	(184,898)
Net assets attributed to non-controlling interest	-
Net liabilities assumed	(184,898)

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

On March 1, 2019, the Company entered into an agreement to acquire the remaining 30% ownership interest of TCTS for total purchase price of $106,121 (US$80,000). As the Company previously controlled TCTS, the transaction resulted in a change to the Company ownership stake and was accounted for as an equity transaction. The $106,990 difference between the acquisition of $869 non-controlling interest and $106,121 fair value of consideration paid was recognized directly in deficit.

On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). As at June 30, 2020, the Company has received $330,397 for the sale of 50% of the outstanding shares of TCTS.

7. ACQUISITION OF INNERVISION TELECOM S.A.S ("INNERVISION")

 As at December 31, 2018, the Company owned 90% of Innervision through its wholly owned subsidiary Tower Three S.A.S ("Tower Three").

 In October 2019, the Company completed the acquisition of the remaining common shares of Innervision not previously owned by Tower Three. The Company acquired the remaining 10% interest for total purchase price of $2,685 ($7,000,000 Colombian Peso). As the Company previously controlled Innervision, the transaction resulted in a change to the Company's ownership stake and was accounted for as an equity transaction. The difference between the non-controlling interest and the fair value of consideration paid was recognized directly in deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

8. ACQUISITION OF COMERCIALIZADORA MEXMAKEN, S.A. DE C.V.

On April 3, 2018, the Company entered into a Share Purchase Offer Agreement with the shareholders of Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken") to acquire a 90% ownership interest. Since its incorporation on September 9, 2015, Mexmaken has obtained two Master Lease Agreement ("MLA") with major Mexican telecom operators, one of which was acquired prior to the Company's acquisition of Mexmaken.

To obtain the 90% ownership interest, the Company issued 7,500,000 common shares with a fair value of $1,312,500 to the shareholders of Mexmaken. As part of the acquisition of Mexmaken, the Company also issued common shares to a related party, who was a controlling shareholder of Mexmaken.

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting. As part of the acquisition of Mexmaken, the Company acquired Mexmaken's master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition and resulting goodwill:

$
Fair value of common shares issued	1,312,500
Total consideration	1,312,500

Assets acquired:
Cash	18,436
Amounts receivable and prepaid expenses	20,463
Construction in progress	91,339
Furniture and equipment	2,741
Intangible assets	428,000
Goodwill	1,315,258

Less: liabilities assumed
Accounts payable	(356,404)
Deferred income tax liability	(61,500)
Net assets of Mexmaken	1,458,333
Net assets attributed to non-controlling interest	(145,833)
Net assets acquired	1,312,500

As at December 31, 2018, the Company completed an impairment analysis in accordance with IAS 36 and determined that the carrying value of the Mexmaken CGU exceeded its fair value based on its value in use. As a result, the Company recognized impairment of $2,132,942, including $1,315,258 of goodwill, $461,597 of property and equipment, $417,587 of intangible asset, and recorded a recovery of deferred income taxes of $61,500.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

9. NON-CONTROLLING INTEREST (NCI)

 The following table presents the summarized financial information for Evolution, TCTS and Mexmaken, the Company's subsidiaries which have NCI's. This information represents amounts before intercompany eliminations.

June 30, 2020
$
Current assets	1,290,724
Non-current assets	6,018,940
Current liabilities	12,754,360
Non-current liabilities	1,464,737
Revenues for the period ended	3,996,096
Net loss for the period ended	1,054,612

The net change in non-controlling interest is as follows:	Total
$
Balance, December 31, 2019	(3,357,287)

Share of loss for the period	(330,815)
Currency translation adjustment	(56,111)
Balance, March 31, 2020	(3,744,213)

Change in ownership interest	-
Share of loss for the period	(319,400)
Currency translation adjustment	201,124
Balance, June 30, 2020	(3,862,489)

As of June 30, 2020, the Company held a 50% ownership in TCTS, 90% ownership in Mexmaken and 65% ownership in Evolution with $998,004, $28,551 and $2,835,935 NCI balance, respectively.

The Company has recasted comparative information as at December 31, 2018 for the non-controlling interest, to correct losses attributed to non-controlling interests during the year ended December 31, 2019. As a result, the deficiency attributable to shareholders of the company decreased by $223,612 and the non-controlling interest increased by the same amount. There was no impact to the Company's cash flows or profit or loss for the year ended December 31, 2018 and no impact to the consolidated financial statements for the year ended December 31, 2017.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

10. INTANGIBLE ASSETS

Master lease agreements
$
Cost
Balance, December 31, 2017	1,982,354
Acquired through the acquisition of Mexmaken	428,000
Impairment	(428,000)
Balance, December 31, 2018 and 2019	1,982,354
-
Balance, June 30, 2020	1,982,354

Accumulated amortization
Balance, December 31, 2017	59,471
Additions	89,707
Impairment	(10,413)
Balance, December 31, 2018	138,765
Additions	240,861
Balance, December 31, 2019	379,626
Additions	110,576
Balance, June 30, 2020	490,202

Net book value
December 31, 2019	1,602,728
June 30, 2020	1,492,152

During the year ended December 31, 2018, due primarily to the lack of revenue generated from the acquired intangible assets, an indicator of impairment existed leading to a test of recoverable amount of the asset. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the asset. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

11. PROPERTY AND EQUIPMENT

During the periods ended June 30, 2020 and June 30, 2019, due primarily to the cancellation of tenant lease agreements, an indicator of impairment existed leading to a test of recoverable amount of the assets. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the assets. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

11. PROPERTY AND EQUIPMENT (CONTINUED)

	Towers	Construction in progress	Furniture and equipment	Total
Cost
Balance, December 31, 2018	4,767,745	3,652,130	68,797	8,488,672
Monetary adjustment for hyperinflationary economy	1,301,174	68,942	180,070	1,550,186
Additions	71,929	4,405,289	176,507	4,653,725
Transfer from CIP to towers	6,031,951	(6,031,951)	-	-
Reclassification to assets held for sale	(845,737)	-	-	(845,737)
Towers sold	-	(167,896)	-	(167,896)
Impaired/cancelled towers	(500,764)	(786,617)	(19,386)	(1,306,767)
Foreign exchange movement	(2,180,040)	(654,677)	(24,580)	(2,859,297)
Balance, December 31, 2019	8,646,258	485,220	381,408	9,512,886

Additions	214,387	737,901	7,306	959,594
Transfer from CIP to towers	863,064	(863,064)	-	-
Reclassification to assets held for sale	-	-	-
Towers sold	(2,801,638)	-	-	(2,801,638)
Foreign exchange movement	(979,337)	(197,228)	(9,355)	(1,185,920)
Consolidation Adjustment	(146,839)	-	-	(146,839)
Balance, June 30, 2020	5,795,894	162,830	379,359	6,338,083

Accumulated Amortization
Balance, December 31, 2018	254,314	-	12,881	267,195
Monetary adjustment for hyperinflationary economy	71,970	-	1,778	73,748
Additions	673,106	-	30,789	703,895
Reclassification to assets held for sale	(94,011)	-	-	(94,011)
Impairment/cancelled towers	-	-	(4,151)	(4,151)
Foreign exchange movement	(164,131)	-	(1,705)	(165,836)
Balance, December 31, 2019	741,248	-	39,592	780,840
Monetary adjustment for hyperinflationary economy	--	-	-	-
Additions	373,667	-	19,602	393,629
Towers Sold	(231,613)	-	-	(231,613)
Impairment/cancelled towers	-	-	-	-
Foreign exchange movement	(82,810)	-	(3,008)	(85,819)
Balance, June 30, 2020	800,492	-	56,185	856,677

Net Book Value
December 31, 2019	7,905,010	485,220	341,816	8,732,046
June 30, 2020	4,995,402	162,830	323,174	5,481,406

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

12. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The continuity of the ROU asset and lease liability for the period ended June 30, 2020 is as follows:

Right-of-use asset
As at December 31, 2019	$2,706,368
Additions	-
Depreciation	(91,381)
Impact of foreign exchange	(329,566)
Monetary adjustment for hyperinflationary economy	-
As at June 30, 2020	$2,285,421

Lease liability
As at December 31, 2019	$2,703,129
Additions	-
Lease payments	(74,472)
Lease interest	4,922
Impact of foreign exchange	(281,728)
As at June 30, 2020	$2,351,851

Current portion	$109,283
Long-term portion	2,242,568
$2,351,851

13. ASSETS HELD FOR SALE

The company entered into an asset purchase agreement with a third party whereby the Company agreed to sell 28 towers in Mexico. The sale was completed as of June 30, 2020 for proceeds of $3,497,083.

During the year ended December 31, 2019, the Company entered into an asset purchase agreement with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was completed as of March 31, 2020, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position as of December 2019 and during the period ended March 31, 2020 the revenue was recognized. The carrying value reported represents the lower of the net book value and fair value less costs to sell. During the period ended March 31, 2020, the Company sold the assets held for sale towers of $751,726 for proceeds of $1,851,992.

During the year ended December 31, 2018, the Company entered into an asset purchase agreement ("Agreement") with a third party (the "Purchaser") whereby the Company has agreed to sell certain tower assets in Colombia. The sale was not completed as of December 31, 2018, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell.

In connection with the Agreement signed in 2018, the Company received an advance of US$1,300,000 from the Purchaser in the form of a promissory note. The amount is subject to an annual interest rate of 10%, due on demand and is secured by a personal guarantee from the Company's Chief Executive Officer. During the year ended December 31, 2018, the Company incurred interest expense of $14,840 on this promissory note, which remains payable and is recorded within interest payable on the consolidated statement of financial position. The promissory note was cancelled after the tower sale completed in January 2019. As at June 30, 2020, the balance of the promissory note outstanding is $nil.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES

June 2018 Convertible Debenture

In June 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $1,000,000 under the following terms:

  A term of one year;
  An interest rate of 1% per month, payable monthly; and
  Convertible into common shares of the Company at $0.20 per common share, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

In November 2018, the terms of these convertible debentures were modified as follows:

  The conversion price was reduced to $0.10 per common share;
  The expiry date of the original warrants was extended to November 13, 2019;
  The exercise price of the share purchase warrants was reduced to $0.125 per common share; and
  The Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

November 2018 Convertible Debenture

In November 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $500,000 under the following terms:

  A term of seven months;
  An interest rate of 1% per month, payable monthly; and
  Convertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustments in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the purchasers exercisable at a price of $0.125 per common share for a period of one year until November 13, 2019. The Company also incurred cash debt issuance costs of $46,295.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

For accounting purposes, the convertible debentures are separated into their liability and equity components using the residual method. The fair value of the liability component at the time of issue was determined based on an estimated discount rate of 17% for debentures. The fair value of the equity component was determined as the difference between the face value of the convertible debentures and the fair value of the liability component. After initial recognition the liability component is carried on an amortized cost basis and will be accreted to its face value over the term to maturity of the convertible debentures at the effective rate of 25%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES (CONTINUED)

During the year ended December 31, 2018, the Company determined the fair value of the equity component of the convertible debentures to be $53,583, offset by transaction costs of $4,397 and a deferred tax liability of $46,513.

June 2019

In June 2019, the Company repaid $750,000 of the convertible debentures and extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to amend existing warrants (the "Amended Warrants") that were issued to such lenders on (i) June 12, 2018 (as previously amended on November 13, 2018) and (ii) November 13, 2018. The Amended Warrants were amended as follows:

  The exercise price of the Amended Warrants was amended from $0.125 to $0.09; and
  The expiry date of the Amended Warrants was extended from November 13, 2019 to November 13, 2020.

Concurrent with the Amended Warrants, the Company also issued new common share purchase warrants (the "New Warrants") to each holder of the Amended Warrants, resulting in an aggregate of 15,000,000 New Warrants being issued. Each New Warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.09 per common share, with each New Warrant set to expire on November 13, 2020. The fair value of the New Warrants is $287,272.

The fair value of the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	1.42 years
Expected volatility	58.15%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The Company has the right to repurchase all of the Amended Warrants and New Warrants for $300,000 in aggregate at any time before their respective expiry dates.

The amendment of the convertible debenture was deemed to be an extinguishment of the original liabilities. As such, the equity portion of the original convertible debentures of $2,673 was derecognized and the Amended Warrants were revalued at the extinguishment date using the Black-Scholes model and the weighted average assumptions disclosed above. The fair value of the Amended Warrants at the date of extinguishment was determined to be $287,623. Consequently, $572,222 was recorded as a loss on extinguishment to contributed surplus.

September 2019

In September 2019, the Company further extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 10% penalty on the total outstanding amounts under the principal. During the year ended December 31, 2019, the Company paid the penalty of $75,000 and recorded the penalty as interest expense in the consolidated statements of comprehensive loss.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES (CONTINUED)

December 2019

In December 2019, the Company further extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 1% penalty on the total outstanding amounts under the principal, as well as an additional 2% penalty on the total outstanding amounts under the principal to be added to the principal if the outstanding amounts are not repaid by January 14, 2020.

During the year ended December 31, 2019, the Company paid the penalty of $7,500 and recorded the penalty as interest expense in the consolidated statements of comprehensive loss.

A reconciliation of the convertible debentures is as follows:

Balance, December 31, 2017	$-
Cash items
Issuance of convertible debt	1,500,000
Non-cash items
Equity portion of convertible debt	(53,583)
Transaction costs	(118,689)
Accreted interest	64,896
Debt conversion	(5,000)
Balance at December 31, 2018	$1,387,624
Cash items
Repayment of convertible debt	(750,000)
Non-cash items
Accreted interest	107,376
Extinguishment of debt	(745,000)
Issuance of debt	745,000
Balance at December 31, 2019	$745,000

During the period ended December 31, 2019, the Company has incurred interest expense of $127,500 (2018 - $71,836) on the convertible debentures, of which $15,000 (2018 - $21,836) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

March 2020

During the period ended in March 31 2020, the Company repaid $524,000 of the convertible debentures and extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay $50,000 penalty to be satisfied by issuing 714,286 at $0.07 per share, the remaining balance of $226,000 was agreed to be repaid no later to March 31 2020.

During the period ended March 31, 2020, the Company paid the penalty of $7,500 and recorded the penalty as interest expense in the consolidated statements of comprehensive loss.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES (CONTINUED)

June 2020

During the period ended in June 30 2020, the Company repaid the outstanding balance of the convertible debentures.

With this repayment, Tower One repaid in full the convertible debenture loan agreement and discharged the security interest associated with the loan.

15. LOANS PAYABLE

During the period ended June 30, 2020, the loans payable are summarized as follows:

June 30	December 31
2020	2019	Currency	Terms
CAD $	CAD $
913,880	731,606	USD	Unsecured, due on demand
160,592	148,158	Colombian Pesos	Unsecured, due on demand
-	32,545	Argentina Pesos	Unsecured, due on demand
-	350,746	Argentina Pesos	Unsecured, due January 2020
1,074,472	1,263,055

During the year ended December 31, 2019, the loans payable are summarized as follows:

Balance, December 31,
2019	2018	Currency	Terms
CAD $	CAD $
731,606	1,002,199	USD	Unsecured, due on demand
148,158	220,500	Colombian Pesos	Unsecured, due on demand
32,545	315,231	Argentina Pesos	Unsecured, due on demand
350,746	-	Argentina Pesos	Unsecured, due January 2020
1,263,055	1,537,930

During the year ended December 31, 2018, in connection with a loan, the Company issued 300,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the interest rates on the loans payable ranged from 0% to 61%. During the year ended December 31, 2018, the Company has incurred interest expense of $20,052 (US$15,472) on the loans payable, which remains payable and has been recorded within interest payable on the consolidated statement of financial position.

The Company has recasted comparative information as at December 31, 2018 for the loans payable, to correct balances received during the year ended December 31, 2018. As a result, the loans payable and foreign exchange expense increased by $431,708. The recast of comparative information had no impact on cash flows. The loans payable balances arose during the year ended December 31, 2018; accordingly, there was no impact to the consolidated financial statements for the year ended December 31, 2017.

During the year ended December 31, 2019, the interest rates on the loans payable ranged from 0% to 61%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

15. LOANS PAYABLE (CONTINUED)

During the year ended December 31, 2019, the Company has incurred interest expense of $336,817 (US$253,840) on the loans payable, of which $73,615 (US$56,549) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

During the period ended June 30, 2020, the interest rates on the loans payable ranged from 0% to 30%.

During the period ended June 30, 2020, the Company has incurred interest expense of ($28,161) (US$21,398) on the loans payable, of which $24,304 (US$17,782) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

16. BONDS PAYABLE

During the period ended June 30, 2020, the Company issued a total of nil bonds.

During the year ended December 31, 2019, the Company issued a total of 9,880 bonds (2018 - 9,663) at a price of $100 each for gross proceeds of $988,000 (2018 - $966,300). The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. In connection with the bonds issued, the Company paid cash debt issuance costs to an agent of $128,440 (2018 - $77,304) and issued 921,780 (2018 - 740,240) share purchase warrants to the agent with a fair value of $33,545 (2018 - $28,514). The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years.

The fair value of the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

	2019	2018
Share price at date of grant	$0.09	$0.10
Exercise price	$0.09	$0.10
Expected life	2 years	2 years
Expected volatility	76.65%	92.85%
Risk free interest rate	1.68%	2.12%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bond. During the period ended June 30, 2020, the Company recorded an amortization expense related to the debt issuance costs of $nil (2019 - $95,399).

As at June 30, 2020, the carrying value of the bonds are $1,787,351 (2019 - $1,787,351). During the period quarter June 30, 2020, the Company has incurred interest expense of $47,221 on the bonds payable, of which $32,177remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at June 30, 2020, the Company has the following loan balances with related parties:

June 30,	December 31,
2020	2019	Currency	Rate	Terms
CAD $	CAD $		%
4,362,103	4,047,119	USD	12% - 18%	Unsecured, due on demand
18,249	-	Colombian Pesos	0%	Unsecured, due on demand
-	13,068	Argentina Pesos	18%	Unsecured, due on demand
4,380,352	4,060,187

As at December 31, 2019, the Company has the following loan balances with related parties:

Balance, December 31,
2019	2018	Currency	Rate	Terms
CAD $	CAD $		%
4,047,119	2,283,937	USD	12% - 24%	Unsecured, due on demand
-	207,803	Colombian Pesos	0%	Unsecured, due on demand
13,068	124,844	Argentina Pesos	18%	Unsecured, due on demand
4,060,187	2,616,584

In connection with a related party loan, the Company issued 250,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $311,102 (US$240,043) (2017 - $114,719) in connection with the related party loans noted above. As at December 31, 2018, $335,330 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

As at December 31, 2018, the Company had advanced $224,976 to related parties in connection with costs to be incurred on behalf of the Company. This amount was included within other receivables on the consolidated statement of financial position. The amounts advanced are unsecured, non-interest bearing and due on demand. During the year ended December 31, 2019, the Company applied the advances to the corresponding outstanding costs and expenses that were incurred on behalf of it.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

The Company has recasted comparative information as at December 31, 2018 for the loans from related parties, to correct balances received during the year ended December 31, 2019. As a result, the loans from related parties increased by $506,804, the interest payable decreased by $494,934 and foreign exchange expense increased by $11,870. The recast of comparative information had no impact on cash flows. The impacted loans from related parties arose during the year ended December 31, 2018; accordingly, there was no impact to the consolidated financial statements for the year ended December 31, 2017.

During the year ended December 31, 2019, the Company has incurred interest expense of $492,729 (US$371,342) in connection with the related party loans noted above. As at December 31, 2019, $252,144 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

During the period ended June 30, 2020, the Company has incurred interest expense of $126,713 (US$93,240) in connection with the related party loans noted above

January 2019

In January 2019, the Company renegotiated the loans with three of the related party lenders to extend the maturity date of the loans.

In consideration for the extension of the maturity date of the loans, the Company agreed to incur total penalties of $212,312 (US$160,000) which were added to the principal balance of the loans. In addition, the Company agreed to add the interest accrued as of the date of renegotiation of $539,236 (US$395,259) to the principal balance of the loans. The renegotiation of the loans was deemed to be an extinguishment of the original liabilities and $212,312 was recorded as a loss on extinguishment.

September 2019

In January 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020.

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holders with a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at December 31, 2019, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	5 years
Expected volatility	174.99%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The consolidation of the loans and the issuance of the warrants was deemed to be an extinguishment of the original liabilities and $180,714 was recorded as a loss on extinguishment.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Key management personnel receive compensation in the form of short-term employee benefits, share-based compensation, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in USD):

	Six months period ended
	June 30, 2020	June 30, 2019
	$	$
Consulting fees paid to the CEO	132,000	132,0000
Consulting fees paid to the COO	102,000	102,000
Consulting fees paid to the CFO	102,000	68,000
	336,000	302,000

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

As at June 30, 2020, $264,100 (as at June 30 2019 - Nil) of related party payables are included in accounts payable and accrued liabilities in the consolidated statement of financial position.

18. SHARE CAPITAL

a) Authorized:

 Unlimited Class A common shares without par value

1,500,000 Class B Series I preferred shares without par value

1,000,000 Class B Series II preferred shares without par value

b) Issued and outstanding:

During the period ended June 30, 2020:

  On April 30, 2020 the Company issued 714,286 common shares of the Company at a deemed price of $0.07 per share to Plaza and KW Capital Partners Ltd. in connection with the extension of the terms of the convertible debentures and warrants issued to the Creditors on June 12, 2018, as amended.
  On June 30, 2020, the Company repaid the outstanding amounts of the convertible debentures to Plaza and KW Partners Ltd. with proceeds from a short-term unsecured raise of US$ 160,000 and funds from operating activities from two related parties. As part of this financing, the 714,288 shares issued to Plaza and KW Partners Ltd were returned to treasury and re-issued to the new lenders.

No shares were issued during the year ended December 31, 2019.

During the year ended December 31, 2018:

  On April 3, 2018, the Company issued 7,500,000 common shares for acquisition Mexmaken as described in Note 8.
  On April 3, 2018, the Company issued 780,000 common shares to the parent of the CEO in exchange for cash interest payment of $156,000 (USD$120,000).
  The Company issued 50,000 common shares pursuant to the exercise of the conversion option of certain convertible debentures as described in Note 14.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

b) Issued and outstanding (continued):

  The Company issued 5,600,000 common shares for gross proceeds of $1,260,000 pursuant to the exercise of stock options. In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.
  The Company issued 525,690 units for services with a fair value of $110,395. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months. The fair value of the services received was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date. No value has been allocated to the warrants.
  The Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000. Each unit has the same term as above. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.
  On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018. The modification of warrants incurred a share-based compensation of $10,410. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercised prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.40 for six months. The Company engaged an agent to provide services in connection with the incentive program. The company issued the agent such number of new warrants as was equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit being comprised of one common share and one non-transferable share purchase warrants entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

8,665,201 warrants were exercised under this program and consequently, 8,665,201 Incentive Warrants were issued. The Company received proceeds of $2,166,300 for the exercise of warrants.

During the year ended December 31, 2017:

  The Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units and have a fair value of $142,319 calculated using the black-scholes option pricing model.

On June 19, 2017, the Company announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants issued on January 12, 2017 were reduced to $0.30 if exercised prior to July 21, 2017 and one Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.50 for one year. As a result, 3,774,466 warrants were exercised under this program and consequently, 3,774,466 Incentive Warrants were issued. The Company received proceeds of $1,132,340 for the exercise of warrants.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

b) Issued and outstanding (continued):

  The Company issued 500,000 common shares to Rojo Resources Ltd. (Rojo). Under an Assignment Agreement whereby the Company would take assignment of all of Rojo's assets in consideration of 500,000 common shares to Rojo. This Assignment Agreement was subsequently terminated and as a result, the fair value of the investment in the amount of $175,000 was fully written off.
  The Company issued a total of 1,000,000 common shares for services with a fair value of $340,000. The fair value of the services received was not readily determinable, as such, the shares were valued at the fair value of common shares on grant date.
  The Company issued 14,904,901 common shares for gross proceeds of $3,818,339 pursuant to the exercise of stock options and warrants. In connection with the exercise of stock options and warrants, $2,959,537 was transferred from contributed surplus to share capital.
  The Company issued common shares in connection with the reverse take-over transaction in Note 5.

c) Escrowed Shares:

(i) Pursuant to an escrow agreement dated January 26, 2017, the 30,000,000 common shares issued pursuant to the Acquisition (Note 5) are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At December 31, 2019, 30,000,000 (2018 - 30,000,000 common shares) remains in escrow. The escrow shares were released subsequent to the year ended December 31, 2019 upon achieving the performance obligations.

(ii) In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2019, there were 75,000 common shares remain in escrow (2018 - 225,000 common shares).

d) Warrants:

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allowed the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.40. In addition, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model. The following assumptions were used for the calculation:

Exercise price	$0.40
Expected life	2 years
Expected volatility	225%
Risk free interest rate	0.76%
Expected dividend yield	0%
Expected forfeiture rate	0%

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

d) Warrants (continued):

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Exercise price	$0.40
Expected life	0.5 years
Expected volatility	81%
Risk free interest rate	1.32%
Expected dividend yield	0%
Expected forfeiture rate	0%

A continuity of warrants for the period ended June 30, 2020 and the years ended December 31, 2019 and 2018 is as follows:

	Number	Weighted average exercise price
		$

Balance, December 31, 2017	16,070,029	0.42
Granted	24,952,622	0.22
Exercised	(8,665,201)	0.25
Expired	(16,066,877)	0.43

Balance, December 31, 2018	16,290,573	0.12
Granted	15,924,860	0.09
Balance, December 31, 2019	32,215,433	0.11
Granted	-	-
Balance, June 30, 2020	32,215,433	0.11

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

 d) Warrants (continued):

The following table summarizes the share purchase warrants outstanding and exercisable as at June 30, 2020:

Number of warrants outstanding	Exercise price $	Expiry date
113,829	0.14	September 20, 2020
48,448	0.13	September 27, 2020
550,000	0.15	September 30, 2020
31,491	0.11	October 24, 2020
141,913	0.12	October 11, 2020
5,000,000	0.09	November 13, 2020
10,000,000	0.09	November 13, 2020
15,000,000	0.09	November 13, 2020
90,164	0.09	November 26, 2020
25,219	0.11	November 2, 2020
111,700	0.08	December 2, 2020
180,889	0.09	December 30, 2020
921,780	0.09	October 1, 2021
32,215,433

 e) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

There were no stock options granted during the period ended June 30, 2020. During the years ended December 31, 2018 and 2017, the Company granted stock options to certain directors, officers and consultants of the Company. The weighted average fair value of the stock options during the year ended December 31, 2018 was determined to be $1.50 (2017 - $0.80) using the Black-Scholes option pricing model. The following weighted average assumptions were used for the calculation:

	2019	2018	2017
Share price at grant date	-	$0.22	$0.25
Exercise price	-	$0.23	$0.26
Expected life (in years)	-	5	2
Expected volatility	-	202%	215%
Risk free interest rate	-	2.07%	0.76%
Expected dividend yield	-	0%	0%
Expected forfeiture rate	-	0%	0%

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

e) Stock options (continued):

A continuity of stock options for the period ended June 30, 2020 and years ended December 31, 2019 and 2018 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2017	4,564,565	0.28
Granted	8,690,000	0.24
Exercised	(5,600,000)	0.23
Cancelled or forfeited	(6,379,565)	0.25
Balance, December 31, 2018, December 31 2019 and June 30, 2020	1,275,000	0.30

As at June 30, 2020, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry date
		$
325,000	325,000	0.45	2.21	March 17, 2022
950,000	950,000	0.25	3.13	February 17, 2023
1,275,000	1,275,000	0.30	2.90

As at December 31, 2019, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry date
		$
325,000	325,000	0.45	3.21	March 17, 2022
950,000	950,000	0.25	4.13	February 17, 2023
1,275,000	1,275,000	0.30	3.90

19. CAPITAL DISCLOSURE

The Company manages its shareholders' deficiency as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its assets and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The Company manages the capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. As at June 30, 2020, the shareholders' deficiency was $24,095,809 (as at December 31, 2019 - $23,585,459). The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the period ended June 30, 2020.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

20. FINANCIAL INSTRUMENTS AND RISK

As at June 30, 2020, the Company's financial instruments consist of cash, amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits, interest payable, promissory note payable, convertible debentures, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable and lease liabilities is classified as level 3.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $1,513,779 (2019 - $1,808,397). Accounts receivable are shown net of provision of credit losses of $129,101 (2019 - $179,868)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

20. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at June 30, 2020 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	3,532,067	3,532,067	3,532,067	-	-	-
Interest payable	593,371	593,371	593,371	-	-	-
Convertible debentures	-	-	-	-	-	-
Loans payable	1,074,472	1,074,472	1,074,472	-	-	-
Loans from related parties	4,362,103	4,362,103	4,362,103	-	-	-
Bonds payable	1,787,351	1,954,300	-	1,954,300	-	-
Lease liability	2,351,851	5,587,147	197,853	1,801,543	1,169,009	2,418,742
Total	11,349,364	17,103,460	9,759,866	3,755,843	1,169,009	2,418,742

The Company has a working capital deficiency as of June 30, 2020 of $14,220,803. Customer deposits consist of funds received from customers in advance of towers sold. As of June 30, 2020, the Company has a balance of $6,018,686 (2019 - $8,526,085) in customer deposits, the decreased is related to the towers sold in Mexico.

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2020, the Company had the following financial instruments denominated in foreign currencies:

	Argentina Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	49,669	34,812	109,106	(4,721)	188,866
Amounts receivable	126,034	441,529	245,445	32,828	845,836
Accounts payable and accrued liabilities	(288,505)	(443,469)	(777,399)	(105,188)	(1,614,561)
Customer deposits	-	(5,040,347)	(978,338)	-	(6,018,685)
Interest payable	-	-	-	-	-
Lease liability	(488,860)	(802,640)	(1,060,351)	-	(2,351,851)
Loans payable	-	(160,592)	-	-	(160,592)
Loans from related parties	-	(18,249)	-	-	(18,249)
Net	(601,662)	(5,988,956)	(2,461,537)	(77,081)	(9,129,236)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

20. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

COVID-19

Since March 2020, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

21. ECONOMIC DEPENDENCE

For the year ended June 30, 2020, all revenues were generated with fifteen customers (2019 - ten customers). The loss of one or more of these customers could have a material adverse effect on the Company's financial position and results of operations.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

22. SEGMENTED INFORMATION

The Company has four operating segments, which are the locations in which the Company operates. The reportable segments are the Company's Argentinian, Colombian, American and Mexican operations. A breakdown of revenues, short-term assets, long-term assets and net income for each reportable segment as at and for the period ended June 30, 2020 and the year ended December 31, 2019 is reported below.

	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
June 30, 2020:
Current assets	757,093	665,847	470,586	63,045	78,861	2,035,432
Property and equipment	3,438,394	1,978,202	937,651	85,370	(958,211)	5,481,406
Other non-current assets	591,954	741,255	965,571	-	1,495,356	3,794,136
Total assets	4,787,441	3,385,304	2,378,808	148,415	616,006	11,310,974

Revenues:
Tower rental revenue	521,798	283,951	263,077	-	-	1,068,826
Service revenue	-	-	-	365,160	-	365,160
Sales revenue	1,278,279	-	3,497,083	-	575,579	5,350,940
Total revenues	1,800,076	283,951	3,760,160	365,160	575,579	6,784,927

Net income (loss)	(2,139,125)	494,486	595,013	1,408,613	(1,835,759)	(1,476,771)

December 31, 2019:
Current assets	1,846,046	532,959	298,605	268,518	13,779	2,959,907
Property and equipment	3,390,632	1,997,048	3,243,634	85,612	15,120	8,732,046
Other non-current assets	669,687	808,973	1,204,380	5,328	1,620,728	4,309,096
Total assets	5,930,365	3,338,980	4,746,619	359,458	1,649,627	16,001,049

Revenues:
Tower rental revenue	1,102,810	292,848	244,978	-	-	1,640,636
Service revenue	-	-	-	561,759	-	561,759
Sales revenue	-	3,069,670	141,529	-	-	3,211,199
Total revenues	1,102,810	3,362,518	386,507	561,759	-	5,413,594

Net income (loss)	(4,042,521)	1,249,291	(994,550)	(1,322,940)	(3,036,548)	(8,147,268)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements For the Three and Six months ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

23. SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended
	June 30, 2020	June 30, 2019
	$	$
Changes in non-cash working capital items:
Amounts receivable	128,403	(301,352)
Prepaid expenses and deposits	(25,682)	(93,859)
Tax Credit	-	-
Other receivable	1,520,109	(824,212)
Bank indebtedness	-	-
Other assets	-	-
Inventory	-	(581,781)
Accounts payable and accrued liabilities	(903,989)	(616,111)
Interest payable	235,457	126,727
Deferred revenue	(232,016)	446,831
Customer deposits	(2,507,399)	3,099,913
Other liabilities	48,797	-
Income tax payable	(31,255)	-
	(1,767,576)	1,256,156

24. LEGAL DISCLOSURE

The cities of Quilmes, Bolivar and San Rafael filed claims against Evolution for dismantling towers in the respective cities. Quilmes is claiming a fine of $29,780 (1,489,005 Argentina Pesos) and San Rafael is claiming a fine of $4,200 (420,000 Argentina Pesos). Both fines have been accrued by the Company. The outcome of these legal proceeding cannot be determined at June 30, 2020 and no additional amounts have been accrued.

25. SUBSEQUENT EVENTS

Subsequent to the period ended June 30, 2020,

(1) In July 2020, the Company received COP 1,937,000,000 ($531,997) from an individual investor. The funds will be used to fund the construction of towers and general working capital purposes. The Company and the investor are negotiating a share issuance to capitalize such funds.